[redacted]

Securities and Exchange Commission
RECEIVED

10027955

MAR 0 1 2010

Branch of Registrations and Examinations

COMMISSION
549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 67940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/03/08** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
RCap Securities, Inc.
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, Suite 2902
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan A. Self — **1 (770) 263-7300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Thomas Murphy and Jonathan Self, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RCap Securities, Inc. for the period ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/10 Date

PRESIDENT
THOMAS MURPHY

MELISSA STERLING SHAW
Notary Public, State of New York
No. 02SH6206156
Qualified in New York County
Commission Expires May 18, 2013

Subscribed and sworn to before me on this 23rd day of February, 2010

Notary Public

Signature 2/23/10 Date

CHIEF FINANCIAL OFFICER
JONATHAN SELF

MELISSA STERLING SHAW
Notary Public, State of New York
No. 02SH6206156
Qualified in New York County
Commission Expires May 18, 2013

Subscribed and sworn to before me on this 23rd day of February, 2010

Notary Public

RCAP SECURITIES, INC.
(S.E.C. I.D. No. 8-67940)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to rule 17a-5(c) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and the Stockholder of
RCap Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of RCap Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplemental schedules g, h, and i are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2010

RCAP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS	
CASH	$ 764,498
CASH DEPOSITED IN MONEY MARKET FUNDS	411,325,000
DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHER	112,956,777
REVERSE REPURCHASE AGREEMENTS WITH PARENT	8,820,512,309
REVERSE REPURCHASE AGREEMENTS	494,753,000
SECURITIES BORROWED	29,077,380
ACCRUED INTEREST RECEIVABLE — Reverse repurchase with Parent	5,481,735
ACCRUED INTEREST RECEIVABLE — Reverse repurchase	118,630
ACCRUED REBATE RECEIVABLE — Securities loaned	102,853
ACCRUED DIVIDENDS RECEIVABLE	64,023
RECEIVABLE FOR ADMINISTRATIVE AND SERVICE FEES	48,593
OTHER ASSETS	167,453
TOTAL ASSETS	$ 9,875,372,251
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Repurchase agreements	$ 9,690,753,309
Securities loaned	29,057,380
Accrued interest payable — repo	1,714,149
Accrued rebate payable — securities borrowed	91,572
Clearing fees payable to clearing organizations	506,155
Commissions due to broker dealers	62,198
Accounts payable and other liabilities	140,903
Accounts payable to affiliates	60,175
Total liabilities	9,722,385,841
STOCKHOLDER'S EQUITY:	
Common stock — par value $.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding, respectively	10,000
Additional paid-in capital	150,990,000
Net income	1,986,410
Total stockholder's equity	152,986,410
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,875,372,251

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business — RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership in ("FINRA") on January 26, 2009 and commenced operations on February 27, 2009. RCap is a wholly-owned taxable REIT subsidiary of Annaly Capital Management, Inc. (the "Parent"). RCap's principal business activities include operating a financing matched book of predominantly U.S. Agency mortgage-backed and U.S. Treasury securities and conducting securities lending activities of U.S. equity and corporate fixed income securities. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009.

A summary of the Company's significant accounting policies follows:

Basis of Presentation — The Financial Statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Deposited in Money Market Funds — The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. This includes amounts deposited in money market funds. The amounts recognized for cash and cash equivalents in the Statement of Financial Condition approximate fair value amounts.

Cash Deposits With Clearing Organizations and Other — The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Statement of Financial Condition approximate fair value amounts.

Reverse Repurchase Agreements — The Company enters into reverse repurchase agreements as part of the Company's matched book trading activity. Reverse repurchase agreements are recorded on trade date at the contract amount and are collateralized by mortgage backed or other securities. Margin calls are made by the Company as necessary based on the daily valuation of the underlying collateral versus the contract price. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when necessary.

All reverse repurchase activities are transacted under master repurchase agreements ("MRAs") that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Repurchase Agreements — The Company enters into repurchase agreements as part of the Company's matched book trading activity. Repurchase agreements are treated as collateralized financing transactions and are carried at their contract amounts, including accrued interest, as specified in the respective agreements.

Securities Borrowed and Loaned Transactions — The Company records securities borrowed and loaned transactions at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. For these transactions, the rebates accrued by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Receivables and Payables, Affiliates — The Company enters into reverse repurchase agreements with the Parent as well as other affiliates. The Company has also entered into certain administrative/service agreements with certain affiliated companies by which the Company earns administrative and service fee revenue.

Accrued Dividends Receivable — Accrued dividends receivable consists of dividends receivable from money market funds in which the Company's excess cash is invested overnight.

Other Assets and Other Liabilities — Other assets consist primarily of pre-paids and deposits. Other liabilities consist primarily of accrued expenses and accounts payable.

Equipment and Facilities — The Company does not own its own equipment and facilities. The cost of the equipment and facilities is shared with affiliates and is allocated to the Company by the Parent. The allocation is based on the relative amount of space occupied and the equipment provided to the Company and is charged to the Company based on an expense sharing agreement with the Parent.

Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information therefore actual results could differ from those estimates.

Legal Reserves — The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2009, the Company was not aware of any outstanding claims or legal actions against the Company.

Income Taxes — The Company is taxable as a domestic C corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized in the Financial Statements. Accordingly, in the event that there were deferred taxes, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of the tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Market Risk — Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk — Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk — Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Counterparty Credit Risk — The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its customer and non-customer activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk — The Company provides financing and related services to a diverse group of domestic clients. The Company's exposure to credit risk associated with these transactions is measured on each individual client. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

As of December 31, 2009, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

The Company's significant industry credit concentration is with financial institutions as well as real estate investment trusts ("REITs"), including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

A summary of new accounting pronouncements follows:

General Principles:

Generally Accepted Accounting Principles (ASC 105) — In June 2009, the Financial Accounting Standards Board ("FASB") issued *The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (Codification) which revises the framework for selecting the accounting principles to be used in the preparation of financial statements that are presented in conformity with Generally Accepted Accounting Principles ("GAAP"). Codification was effective and adopted by the Company as of September 30, 2009. The objective of the Codification is to establish the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB. In adopting the Codification, all non-grandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. Codification requires any references within the Company's financial statements be modified from FASB issues to ASC. However, in accordance with the FASB Accounting Standards Codification Notice to Constituents (v 2.0), the Company will not reference specific sections of the ASC but will use broad topic references.

The Company's recent accounting pronouncements section has been formatted to reflect the same organizational structure as the ASC. Broad topic references will be updated with pending content as they are released.

Fair Value Measurements and Disclosures (ASC 820) — In August 2009, in response to the deterioration of the credit markets, FASB issued guidance clarifying how Fair Value Measurements should be applied when valuing securities in markets that are not active. The guidance provides an illustrative example, utilizing management's internal cash flow and discount rate assumptions when relevant observable data do not exist. It further clarifies how observable market information and market quotes should be considered when measuring fair value in an inactive market. It reaffirms the notion of fair value as an exit price as of the measurement date and that fair value analysis is a transactional process and should not be broadly applied to a group of assets. The guidance was effective upon issuance. The adoption of this guidance does not have a material effect on the fair value of the Company's assets.

In October 2008 the Emergency Economic Stabilization Act ("EESA") was signed into law. Section 133 of the EESA mandated that the SEC conduct a study on mark-to-market accounting standards. The SEC provided its study to the U.S. Congress on December 30, 2008. Part of the recommendations within the study indicated that "fair value requirements should be improved through development of application and best practices guidance for determining fair value in illiquid or inactive markets." As a result of this study and the recommendations therein, on April 9, 2009, the FASB issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability (or similar assets or liabilities). This guidance became effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption does not have an impact on the manner in which we estimate fair value, nor does it have any impact on our financial statement disclosures.

In August 2009, FASB provided further guidance in the Accounting Standards Update ("ASU") 2009-05, regarding the fair value measurement of liabilities. The guidance states that a quoted price for the identical liability when traded as an asset in an active market is a Level 1 fair value measurement. If the value must be adjusted for factors specific to the liability, then the adjustment to the quoted price of the asset shall render the fair value measurement of the liability a lower level measurement. This guidance has no effect on the fair valuation of the Company's liabilities.

In January 2010, FASB issued guidance (ASU 2010-06) which increases disclosure regarding the fair value of assets. The key provisions of this guidance include the requirement to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 including a description of the reason for the transfers. Previously this was only required of transfers between Level 2 and Level 3 assets. Further, reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities; a class is potentially a subset of the assets or liabilities within a line item in the statement of financial position. Additionally, disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for either Level 2 or Level 3 assets. This portion of the guidance is effective for all interim and annual reporting periods after December 15, 2009. The guidance also requires that the disclosure on any Level 3 assets presents separately information about purchases, sales, issuances and settlements. In other words, Level 3 assets are presented on a gross basis rather than as one net number. However, this last portion of the guidance is not effective until January 1, 2011. As of December 31, 2009, the Company did not hold proprietary positions and therefore the adoption of this guidance with have no effect on the Company's financial statements or disclosure.

Financial Instruments (ASC 820) — On April 9, 2009, the FASB issued guidance which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. The guidance became effective on June 30, 2009. The adoption did not have any impact on financial reporting as all financial instruments are currently reported at fair value in both interim and annual periods.

Subsequent Events (ASC 855) — ASC 855 provides general standards governing accounting for and disclosure of events that occur after the date of the statement of financial condition, but before the financial statements are issued or are available to be issued. ASC 855 also provides guidance on the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements and the disclosures that an entity should make about events or transactions occurring after the date of the statement of financial condition. The Company adopted effective June 30, 2009, and adoption had no impact on the Company's consolidated financial statements. The Company evaluated subsequent events through February 23, 2010.

Transfers and Servicing (ASC 860-10-50) — In February 2008 FASB issued guidance addressing whether transactions where assets purchased from a particular counterparty and financed through a repurchase agreement with the same counterparty can be considered and accounted for as separate transactions, or are required to be considered "linked" transactions and may be considered derivatives. This guidance requires purchases and subsequent financing through repurchase agreements be considered linked transactions unless all of the following conditions apply: (1) the initial purchase and the use of repurchase agreements to finance the purchase are not contractually contingent upon each other; (2) the repurchase financing entered into between the parties provides full recourse to the transferee and the repurchase price is fixed; (3) the financial assets are readily obtainable in the market; and (4) the financial instrument and the repurchase agreement are not coterminous. This guidance was effective on January 1, 2009 and the implementation did not have an effect on the financial statements of the Company.

2. RELATED PARTY TRANSACTIONS

The Company enters into reverse repurchase agreements with other companies affiliated by common ownership to provide a financing source to those affiliates.

The Company processes certain securities transactions for affiliates pursuant to certain agreements. The Company receives a fee for such services, which is included in Administrative and Service fees.

Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to the expense sharing agreement.

Related party receivables are comprised of:	
Receivables under reverse repurchase agreements — Parent	$8,820,512,309
Receivables under reverse repurchase agreements — other affiliates	69,753,000
Interest receivable from reverse repurchase agreements — Parent	5,481,735
Interest receivable from reverse repurchase agreements — other affiliates	38,058
Receivables for administrative and service fees	48,593
Related party payables are comprised of:	
Payable to Parent	60,175

3. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement of its matched book transactions, and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, corporate fixed income and equity securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2009, the contract value under which the Company was permitted to sell or re-pledge the securities was $9,315,265,309, of which $8,890,265,309was received from affiliated companies. The contract value under which the securities that had been sold or re-pledged was $9,690,753,309, of which none have been sold or re-pledged to affiliated companies.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000,000 shares of $0.01 par value common stock. During the period from Inception Date (July 3, 2008) to December 31, 2008, the Company issued 1,000,000 shares to the Parent Company. As of December 31, 2009, there were 1,000,000 common shares issued and outstanding with a par value of $10,000.

5. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

6. INCOME TAXES

The Company files its own federal, state and local tax returns.

The Company did not have a deferred tax asset as of December 31, 2009.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000. As of December 31, 2009, the Company's regulatory net capital of $144,595,642 exceeded the minimum requirement of $250,000 by $144,345,642.

8. OTHER REGULATORY REQUIREMENTS

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2009 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3 of the Act. As of December 31, 2009, there was no requirement for securities to be segregated into a special reserve account for the exclusive benefit of PAIB.

* * * * * *

RCAP SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

NET CAPITAL — Total stockholder's equity		$152,986,410
Deductions/charges — non allowable assets:		
Deposits	16,413	
Prepaids	132,060	
Accounts receivable	11,256	
Collateral in excess of loan payable	4,539	
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		152,822,142
Haricuts on securities — liquid asset securities		8,226,500
NET CAPITAL		$144,595,642
MINIMUM NET CAPITAL REQUIRED		$ 250,000
EXCESS NET CAPITAL ABOVE 120% OF MINIMUM NET CAPITAL REQUIREMENT		$144,295,642

NOTE:
There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of January 27, 2010. therefore, no reconciliation of the two computations is deemed necessary.

RCAP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by secutieries carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous		-
net settle accounts)		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 Calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrow to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
		-
OTHER		-
GROSS DEBITS		-
LESS 3 PERCENT CHARGE		-
TOTAL DEBIT ITEMS		-
RESERVE COMPUTATION:		
Excess of total debits over total credits		-
Required deposit		None

NOTE:
There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of January 27, 2010. therefore, no reconciliation of the two computations is deemed necessary.

RCAP SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

1. Customers' fully paid securities and excess margin securities not in the possession or control of the Company as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3:	
A. Market value	$ -
B. Number of items	-
2. Customers' fully paid securities in cash accounts and excess margin securities (for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items in possession or control and items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3:	
A. Market value	$ -
B. Number of items	-

NOTE:
There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of January 27, 2010. therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2010

RCap Securities, Inc.

1211 Avenue of the Americas Suite 2902

New York, New York 10036

In planning and performing our audit of the financial statement of RCap Securities, Inc. (the "Company") as of and for the period from July 3, 2008 ("Inception Date") to December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, as amended, in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP